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                              August 3, 2021

       Michael P. Ure
       President and Chief Executive Officer
       Western Midstream Partners, LP
       9950 Woodloch Forest Drive, Suite 2800
       The Woodlands, Texas 77380

                                                        Re: Western Midstream
Partners, LP and
                                                            Western Midstream
Operating, LP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File Nos. 001-35753
and 001-34046

       Dear Mr. Ure:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP financial measures, page 72

   1.                                                   We note you present
Adjusted Gross Margin as a non-GAAP measure and that you
                                                        reconcile this measure
to operating income at page 73. Please revise to reconcile to a fully loaded GAAP gross
profit or tell us why you believe operating income is the most directly comparable GAAP
measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
 Michael P. Ure
Western Midstream Partners, LP
August 3, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Craig Arakawa,
Branch Chief at 202-551-3650 with any questions.



FirstName LastNameMichael P. Ure                          Sincerely,
Comapany NameWestern Midstream Partners, LP
                                                          Division of
Corporation Finance
August 3, 2021 Page 2                                     Office of Energy &
Transportation
FirstName LastName